

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 28, 2008

via U.S. mail and facsimile

Mr. John F. Ferraro
Treasurer and Chief Financial Officer
Thermodynetics, Inc.
651 Day Hill Road
Windsor, CT 06095

> **RE: Thermodynetics, Inc.**
> **Form 10-KSB for the Fiscal Year ended March 31, 2007**
> **Filed July 24, 2007**
> **File No. 000-10707**

Dear Mr. Ferraro:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Legal Proceedings, page 8

1. We note your disclosure that there are no material legal proceedings known or threatened against the Company. Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In that case, the registrant must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be

made. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings.

2. We note that you have assessed the materiality of your legal proceedings. Expand your assessment of materiality with reference to your financial position, liquidity, and statements of operations in future filings.

3. We note your disclosure that there are a number of threatened and pending actions against Vulcan, and a number of material judgments obtained against Vulcan. In consideration that Vulcan Industries is your wholly owned subsidiary, was closed in August 2005, and your liabilities from discontinued operations are $2,782,195 as of March 31, 2007, please tell us and disclose in future filings how you have determined that you are not and have not been a party to any such actions related to Vulcan.

Results of Operations, page 10

4. Please expand your discussion of results of operations in future filings to explain in more detail the reasons for fluctuations in your line items year over year. For example, we note the following:
   - Your revenue for 2007 increased 25% by $4,780,000 over 2006. You disclose that this increase is from increased sales volume and higher raw material costs. Please quantify how much of the increase is related to increased sales volume compared to price increases.
   - Your gross margin decreased as a percentage of net sales in 2007 compared to 2006. Your disclosure states this is a result of pricing agreements expiring and production efficiencies improving during the second half of the year. Your current disclosure is unclear to readers how increased efficiencies would decrease your gross profit. Please quantify each of these factors to allow readers to understand their impact to your gross profit.
   - You disclose a variety of factors that increased your selling, general and administrative expenses year over year. Quantify each of these factors.
   - Provide a discussion for all of the items in your statements of operations that materially changed period over period. For example, we note that you have not discussed minority interest and provision for income taxes.

   These are illustrative examples and are not comprehensive. Please refer to SEC Release 33-8350, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* and revise your discussion throughout to provide greater depth of analysis. We remind you of your response to our prior comment 4 in your response letter dated March 21, 2005, to our letter dated March 2, 2005, where you confirmed you would consider this guidance in future filings.

5. We note your disclosure that one of the factors that increased selling, general and administrative expenses in 2007 compared to 2006 was a reserve for a possible receivable that may not be collectible. Please quantify this amount, and tell us how you determined this amount should be recorded as a selling, general and administrative expense rather than as cost of sales.

Liquidity and Capital Resources, page 12

6. Please revise your liquidity and cash resources disclosures to discuss the underlying reasons for the changes in the account balances that affected your cash flows for the year. For example, explain why your accounts receivable and inventory balances increased year over year. Consider providing a discussion of days sales outstanding ratio and inventory turnover ratio to allow your readers to better understand the increases in these balances. Refer to guidance presented in Part IV, Liquidity and Capital Resources of Release No. 33-8350: Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

7. We note your disclosure on page 22, that the Company and its bank entered into an agreement that included a modification of a financial covenant to exclude the operations of Vulcan from the compliance calculation. In future filings, please disclose the limits and thresholds of all material financial ratios and tests and how your calculated ratio compares to those limits and thresholds.

Item 8A. Controls and Procedures, page 14

8. We note your current disclosure is not consistent with the controls and procedures definition contained in Exchange Act Rule 13a-15(e). In future filings, please provide the entire definition of disclosure controls and procedures, if any definition is presented. Refer to Item 307 of Regulation S-B and Exchange Act Rule 13a-15(e).

9. Please revise your disclosure in future filings regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-B.

Consolidated Statements of Operations, page 3

10. In future filings, please disclose the number of shares used to calculate earnings per common share for each period that you have presented a statement of operations. Refer to paragraph 40 of SFAS 128.

Note 2 – Sale of Minority Interest in Subsidiary, page 6

11. We note you have recognized a gain on sale of stock of $2,547,179 in your
statement of operations and proceeds from the issuance of stock of $6,736,260 in
your statement of cash flows. Please provide us with your calculations supporting
the various amounts related to this transaction as well as the related journal
entries. Please also clarify your disclosure on page 13 that your gross proceeds
from the sale were approximately $8.8 million before fees and other costs of
approximately $1.8 million in consideration of the amount recognized in your
statement of cash flows.

Note 3 – Summary of Significant Accounting Policies, Revenue Recognition, page 8

12. In future filings, please revise your revenue recognition policy to clarify when
title of products and risk of loss are transferred to the customer.

Note 17 – Income Taxes, page 19

13. We note the following items related to your income taxes. Please provide a
response to the following:
    - Your provision for income taxes is $320,000 for the year ended March 31,
      2006, in your statement of operations. However, in Note 17, you show a
      benefit for income taxes of $(877,000) for the year ended March 31, 2006.
      Please reconcile this difference for us.
    - Your provision for income taxes for the year ended March 31, 2007, is
      $950,000 in your statement of operations. In consideration of your income
      before provision for income taxes of $2,847,267 plus minority interest of
      $306,926, it appears your effective tax rate is 30% for the year ended March
      31, 2007. However, you show your effective tax rate as 28% in Note 17.
      Please reconcile this apparent discrepancy.
    - Please explain to us why your effective tax rate decreased from 38% in the
      year ended March 31, 2006 to 28% in the year ended March 31, 2007.
      Specifically, explain in sufficient detail, the nature of each of the significant
      fluctuations, including your Other amount.

Note 22 – Discontinued Operations, page 22

14. We note that you present income from discontinued operations of $597,071 for
the year ended March 31, 2007. In light of your disclosure on page 22 that you
recorded a gain on extinguishment of debt of $605,928, less applicable income
taxes of $193,000, please tell us and disclose the remaining portion of the income
from discontinued operations for the year ended March 31, 2007. In addition,

please ensure your discontinued operations in future filings are prepared consistently with paragraph 43 of SFAS 144.

15. We note your long-term liabilities from discontinued operations of $2,782,195 as of March 31, 2007, which is 33% of your total liabilities. We further note this balance remains unchanged as of September 30, 2007. In consideration this amount is 33% of your total liabilities as of March 31, 2007, please tell us and disclose the nature of these payables and when you anticipate paying these amounts.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief